Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.             Name and Address of Company:

ARC Resources Ltd. (“ARC Resources”)

1200, 308 — 4th Avenue SW

Calgary, AB T2P 0H7

2.             Date of Material Change:

Pursuant to the Arrangement (as defined below) a number of events occurred commencing at 11:56 p.m. Mountain Standard Time on December 31, 2010 and ending at 12:04 a.m. Mountain Standard Time on January 1, 2011.

3.             News Release:

A news release disclosing the details summarized in this material change report was issued by ARC Resources on January 4, 2011 and disseminated through the facilities of a recognized news service.

4.             Summary of Material Change:

On January 4, 2011, ARC Resources announced that ARC Energy Trust (the “Trust”) had completed its conversion to a dividend paying corporation from an income trust pursuant to a Plan of Arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving, among others, the Trust, ARC Resources Ltd. (the “Corporation”) and securityholders of the Trust and the Corporation.

5.             Full Description of Material Change

5.1          Full Description of Material Change:

On January 4, 2011, ARC Resources announced that the Trust had completed the Arrangement involving, among others, the Trust, the Corporation and securityholders of the Trust and the Corporation.

Pursuant to the Arrangement, holders (“Unitholders”) of trust units (“Trust Units”) of the Trust received one (1) common share (“Common Share”) of ARC Resources for each Trust Unit and will receive the cash distribution of $0.10 per Trust Unit declared to be payable on January 17, 2011 to Unitholders of record on December 31, 2010 (the “Final Trust Distribution”).

Pursuant to the Arrangement, holders of Series A exchangeable shares and Series B exchangeable shares (collectively, the “Exchangeable Shares”) of the Corporation received 2.89162 Common Shares of ARC Resources for each Exchangeable Share, which exchange ratio represents the exchange ratio for the Exchangeable Shares on December 31, 2010, adjusted to reflect the Final Trust Distribution.

The Common Shares of ARC Resources began trading on the Toronto Stock Exchange under the trading symbol ARX on January 6, 2011.

Beginning with the January 31, 2011 record date, shareholders of ARC Resources will receive payments in the form of dividends, currently forecast to remain at $0.10 per share per month for the first quarter of 2011.

5.2          Disclosure for Restructuring Transactions:

Not applicable.

6.             Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.             Omitted Information:

Not applicable.

8.             Executive Officer:

The name and business telephone number of the executive officer of ARC Resources who is knowledgeable of the material change and this report is:

Steven W. Sinclair, Senior Vice-President, Finance and Chief Financial Officer

Telephone: (403) 503-8600

9.             Date of Report:

January 10, 2011

Advisory Regarding Forward-Looking Statements

This material change report contains forward-looking statements as to ARC Resources’ internal projections, expectations or beliefs relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Resources. The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC Resources’ oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2011 and subsequent years, the results of exploration and development activities during 2011 and subsequent years, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in the Trust’s management’s discussion and analysis and annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC Resources does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.